# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHENANDOAH TELECOMMUNICATIONS CO/VA/, CIK 0000354963
CUSIP: 82312B106
Title of class of securities: Common Stock (No Par Value)
Address of issuer's principal executive offices: PO BOX 459, 500 SHENTEL WAY, EDINBURG, Virginia (VA), 22824
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0001743984
Persons authorized to receive notices and communications: BURKE J. MONTGOMERY, GCM GROSVENOR INC., 900 N. Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611, (312) 506-6500

## Reporting persons
- LIF Vista, LLC (CIK 0002023024): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- Labor Impact Fund, L.P. (CIK 0001751369): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- LIF AIV 1, L.P. (CIK 0002023029): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- GCM Investments GP, LLC (CIK 0001743984): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- Grosvenor Capital Management Holdings, LLLP (CIK 0001743986): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- GCM Grosvenor Holdings, LLC (CIK 0001939480): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- GCM Grosvenor Inc. (CIK 0001819796): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- GCM V, LLC (CIK 0001831172): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)
- Sacks Michael Jay (CIK 0001509764): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,116,050; sole dispositive power 0; shared dispositive power 4,116,050; aggregate amount beneficially owned 4,116,050 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock (No Par Value)
Name of issuer: SHENANDOAH TELECOMMUNICATIONS CO/VA/
Address of issuer's principal executive offices: PO BOX 459, 500 SHENTEL WAY, EDINBURG, Virginia (VA), 22824

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

LIF Vista received 4,100,375 of the Shares directly beneficially owned by it in exchange for each issued and outstanding Class A Unit of Horizon Acquisition Parent LLC ("Horizon") held by LIF Vista in connection with the Horizon Transaction (as defined in the Schedule 13D).

LIF Vista received 15,675 of the Shares directly beneficially owned by it in connection with its director designee's service on the Board (as defined in the Schedule 13D).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Effective June 8, 2026, James DiMola resigned from the Board and Matthew Rinklin was appointed to the Board to serve as a Class 3 director to fill the vacancy created by Mr. DiMola's resignation. Mr. Rinklin's appointment was made pursuant to the Investor Rights Agreement (as defined in the Schedule 13D). Mr. Rinklin will be deemed to replace Mr. DiMola as the Investor Director (as defined in the Investor Rights Agreement) under the Investor Rights Agreement and will assume Mr. DiMola's roles on the standing committees of the Board. Mr. Rinklin will initially serve as a director until the Issuer's 2027 Annual Meeting of Stockholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 55,322,001 Shares outstanding, which is the total number of Shares outstanding as of April 24, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.

As of the date hereof, LIF Vista beneficially owned directly 4,116,050 Shares, representing percentage ownership of approximately 7.4% of the Shares outstanding. Each of Labor Fund and LIF AIV, as the owners of all the outstanding membership interests of LIF Vista, GCM GP, as the managing member of LIF Vista and the general partner of each of Labor Fund and LIF AIV, Grosvenor Capital Holdings, as the managing member of GCM GP, GCM Holdings, as the general partner of Grosvenor Capital Holdings, GCM Grosvenor, as the sole member of GCM Holdings, GCM V, as a shareholder of GCM Grosvenor, and Mr. Sacks, as the manager of GCM V, may be deemed to beneficially own the 4,116,050 Shares owned by LIF Vista, representing percentage ownership of approximately 7.4% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

No Reporting Person has entered into any transactions in the Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Mr. Rinklin entered into a letter agreement with LIF Vista pursuant to which any equity-based securities awarded to Mr. Rinklin in his capacity as a director of the Issuer will be held by Mr. Rinklin on behalf of LIF Vista or its affiliates, transferred by Mr. Rinklin to LIF Vista or its affiliates, and/or sold by Mr. Rinklin, with the proceeds of such sale to be remitted to LIF Vista or its affiliates, in each case as directed by LIF Vista.

## Signatures
- LIF Vista, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- Labor Impact Fund, L.P.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- LIF AIV 1, L.P.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- GCM Investments GP, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- Grosvenor Capital Management Holdings, LLLP: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- GCM Grosvenor Holdings, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- GCM Grosvenor Inc.: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- GCM V, LLC: /s/ Burke J. Montgomery, Burke J. Montgomery, Authorized Signatory (06/10/2026)
- Sacks Michael Jay: /s/ Michael J. Sacks, Michael J. Sacks (06/10/2026)